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                             October 20, 2023

       Stavros Lambrinidis
       Ambassador
       European Investment Bank
       98-100 boulevard Konrad Adenauer
       L-2950 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: European Investment
Bank
                                                            Schedule B filed
September 26, 2023
                                                            File No. 333-274695

       Dear Stavros Lambrinidis:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Schedule B filed September 26, 2023

       The European Investment Bank, page 8

   1. The annual reports incorporated by reference provide detailed disclosure about not only the European Investment
Bank (EIB) but also the European Investment Fund (EIF), which are referred to
collectively in your annual reports as the EIB Group. While your prospectus describes
EIB Global, it does not discuss the EIF or EIB Group. Please revise your filing to clarify
the roles of the EIF and EIB Group.
       Description of Securities,, page 14

   2. You state that "[c]opies of the forms of securities and the form of fiscal agency agreement are filed as exhibits
to the registration statement of which this prospectus forms a part.
                                                        This summary does not
purport to be complete and is qualified in its entirety by reference to those exhibits. For
a complete description of those securities, you should read those exhibits." We are
unable to locate the form of securities. Please advise or revise.
 Stavros Lambrinidis
FirstName LastNameStavros
European Investment Bank Lambrinidis
Comapany
October 20,NameEuropean
            2023        Investment Bank
October
Page 2 20, 2023 Page 2
FirstName LastName
3. We refer you to the "Amendments" disclosure on page 17. Please advise as to whether any of the changes requiring majority approval may relate to the repayment terms of the securities, similar to the changes requiring unanimous approval disclosed on page 18.

Foreign Exchange Risks, page 28

4. You discuss foreign exchange risks and state that "[f]or additional information regarding
         exchange rates, see Exhibit I of the EIB   s Annual Reports on Form
18K incorporated
         herein by reference." Please provide a more specific cross-reference so readers can locate the specific risk disclosures within the EIB's Annual Reports. Taxation, page 28

5.       You state that    [i]t is the opinion of counsel, Cravath, Swaine &
Moore LLP, that the
         conclusions reached in this section describe the material U.S. Federal tax consequences to
         holders of a security.    Please clarify whether or not there are any
material foreign tax
         consequences and if so, please revise your filing accordingly. Please see Staff Legal
         Bulletin 19 (Oct. 14, 2011) at Section III, footnote 40 and footnote
42.

Form 18-K filed May 5, 2023
General, page 29

6.       You state on page 29 of the 2022 Financial Report that    [t]he EIB
s Group   s consolidated
         result under the International Reporting Standards (IFRS) amounted to EUR 2 327.0 million in 2022 as compared to EUR 8 277.3 million in 2021, representing a decrease of
         EUR 5 950.3 million year on year, or 71.9%.    The text corresponding
to and footnote 7 in
         Note M of the EIB Group Consolidated Financial Statements under IFRS provides that this change is largely driven by the net result on shares and other variable yield securities
         and the negative valuation effects observed in    private equity
markets during 2022.    We
         also note the significant variance in your consolidated results under IFRS as disclosed on
         page 32 of your 2021 Financial Report where you state    [t]he 2021
IFRS consolidated
         result stands at EUR 8 277.3 million as compared to a result of EUR 2
637.4 million
         observed in 2020 (an increase of EUR 5 639.9 million year on year). Please discuss those private equity investments that are individually or in the aggregate material and drove these significant variations in 2022 and 2021.

Note R Fair Value of Financial Assets and Liabilities, page 232

7. We note your disclosure on page 198 that private equity, venture capital operations, debt infrastructure and investment funds are measured mandatorily at fair value through profit or loss with changes in the fair value recorded in Results on Financial Operations. We note from your disclosure on page 232 that you have classified these investments as Level
         3 in the fair value hierarchy as part of shares and other variable yield securities, but we
 Stavros Lambrinidis
European Investment Bank
October 20, 2023
Page 3
         were unable to locate the disclosures required by IFRS13.93(d) and IFRS 13.93(h). Please supplementally provide us with this information or tell us why you do not believe these disclosures are required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Angie Kim at 202-551-3535 or Michael Coco at 202-551-3253 with any other questions.



                                                            Sincerely,
FirstName LastNameStavros Lambrinidis
                                                            Division of
Corporation Finance
Comapany NameEuropean Investment Bank
                                                            Office of
International Corporate
October 20, 2023 Page 3                                     Finance
FirstName LastName